QuickLinks -- Click here to rapidly navigate through this document

Exhibit 12.1

Quebecor Media Inc.

Statement Regarding Calculation of Ratio of Earnings to Fixed Charges

        For the purpose of calculating the ratio of earnings to fixed charges disclosed in Quebecor Media Inc.'s prospectus included in the Registration Statement on Form F-4 (Registration No. 333-147551), (i) earnings consist of net income (loss) plus non-controlling interest in subsidiary, income taxes, fixed charges, amortized capitalized interest, less interest capitalized and (ii) fixed charges consist of interest expensed and capitalized, plus amortized premiums, discounts and capitalized expenses relating to indebtedness and an estimate of the interest within rental expense.

QuickLinks

Quebecor Media Inc. Statement Regarding Calculation of Ratio of Earnings to Fixed Charges